EXHIBIT 99.2
Vector Group Ltd.
Condensed Consolidating Financial Statements
June 30, 2023
(in thousands of dollars)

Presented herein are Condensed Consolidating Balance Sheet as of June 30, 2023 and the related Condensed Consolidating Statements of Operations for the six months ended June 30, 2023 of Vector Group Ltd. (Parent/Issuer), the guarantor subsidiaries (Subsidiary Guarantors) and the subsidiaries that are not guarantors (Subsidiary Non-Guarantors).
CONDENSED CONSOLIDATING BALANCE SHEETS

	June 30, 2023
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
ASSETS:
Current assets:
Cash and cash equivalents	$226,961	$102,904	$458	$—	$330,323
Investment securities at fair value	116,131	—	—	—	116,131
Accounts receivable - trade, net	—	34,496	—	—	34,496
Intercompany receivables	2,208	—	—	(2,208)	—
Inventories	—	98,716	—	—	98,716
Income taxes receivable, net	23,360	—	13,080	(25,505)	10,935
Other current assets	3,181	34,267	10	—	37,458
Total current assets	371,841	270,383	13,548	(27,713)	628,059
Property, plant and equipment, net	574	34,471	9,004	—	44,049
Long-term investment securities	44,752	—	—	—	44,752
Investments in real estate ventures	—	—	121,417	—	121,417
Operating lease right-of-use assets	4,647	4,154	—	—	8,801
Investments in consolidated subsidiaries	258,005	—	—	(258,005)	—
Intangible assets	—	107,511	—	—	107,511
Other assets	14,187	56,445	8,002	—	78,634
Total assets	$694,006	$472,964	$151,971	$(285,718)	$1,033,223
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:
Current liabilities:
Current portion of notes payable and long-term debt	$—	$27	$—	$—	$27
Intercompany payables	—	62	2,146	(2,208)	—
Income taxes payable, net	—	25,505	—	(25,505)	—
Current payments due under the Master Settlement Agreement	—	135,651	—	—	135,651
Current operating lease liability	1,889	1,958	—	—	3,847
Other current liabilities	36,699	118,499	540	—	155,738
Total current liabilities	38,588	281,702	2,686	(27,713)	295,263
Notes payable, long-term debt and other obligations, less current portion	1,384,323	—	—	—	1,384,323
Non-current employee benefits	58,567	6,177	—	—	64,744
Deferred income taxes, net	2,230	25,197	25,885	—	53,312
Non-current operating lease liability	3,468	2,568	—	—	6,036
Other liabilities, including litigation accruals and payments due under the Master Settlement Agreement	3,955	22,370	345	—	26,670
Total liabilities	1,491,131	338,014	28,916	(27,713)	1,830,348
Commitments and contingencies
Total stockholders' (deficiency) equity	(797,125)	134,950	123,055	(258,005)	(797,125)
Total liabilities and stockholders' deficiency	$694,006	$472,964	$151,971	$(285,718)	$1,033,223

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

		Six Months Ended June 30, 2023
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
Revenues	$—	$699,807	$515	$(515)	$699,807
Expenses:
Cost of sales	—	481,270	—	—	481,270
Operating, selling, administrative and general expenses	14,863	39,414	460	(515)	54,222
Litigation settlement and judgment expense	—	18,375	—	—	18,375
Management fee expense	—	7,031	—	(7,031)	—
Operating (loss) income	(14,863)	153,717	55	7,031	145,940
Other income (expenses):
Interest expense	(53,538)	(1,060)	—	—	(54,598)
Loss on extinguishment of debt	(181)	—	—	—	(181)
Equity in earnings from real estate ventures	—	—	1,061	—	1,061
Equity in earnings from investments	800	—	—	—	800
Equity in earnings in consolidated subsidiaries	117,276	—	—	(117,276)	—
Management fee income	7,031	—	—	(7,031)	—
Other, net	5,748	2,702	(39)	—	8,411
Income before provision for income taxes	62,273	155,359	1,077	(117,276)	101,433
Income tax benefit (expense)	10,557	(38,841)	(319)	—	(28,603)
Net income	$72,830	$116,518	$758	$(117,276)	$72,830
Comprehensive income	$73,200	$116,664	$758	$(117,422)	$73,200